   CLASSIC RULES JUDO CHAMPIONSHIPS, INC.
100 Research Drive, Suite 16
Stamford, Connecticut 06906

February 7, 2012

Filed via EDGAR

Mr. John Stickel, Attorney-Advisor
(Mail Stop 3561)
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:              Classic Rules Judo Championships, Inc.  File No: 333-167451

Dear Mr. Stickel:

We have been informed yesterday from the Securities and Exchange Commission that you have no further comments on the Form S-1 Registration Statement for Classic Rule Judo Championship, Inc.

In accordance with Rules 460 and 46, please accelerate the approval to Thursday, February 9, 2012 at 9:00am or as soon thereafter as practicable.

We acknowledge:

·
• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call us.

Sincerely,

/s/ Chris Angle
Chris Angle, President

CC:  Theresa Messinese
Lyn Shenk
Tonya K. Aldave